SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated March 16, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	1278T	March 16, 2007
2.	Regulatory News Service Notice	9692S	March 14, 2007
3.	Regulatory News Service Notice	9167S	March 14, 2007

dw 3/21

SEC File No. 82-34751

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

03/16/07 10:06 AM

To "eleanor.besserman@...
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:1278T
Elementis PLC
16 March 2007

Elementis PLC
16 March 2007

Elementis plc ("the Company")

The Company announces that it was notified on 16 March 2007 under Section 198 of the Companies Act 1985 that as at 16 March 2007 Silchester International Investors Limited was interested in 13,192,365 Ordinary Shares of 5p each in the Company. These holdings represent 2.98% of the issued Ordinary Share capital of the Company as at 16 March 2007.

Kathryn Silverwood
Company Secretary
16 March 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFISVRIRLID

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

03/14/07 10:43 AM

To "eleanor.besserman@e...
<eleanor.besserman@elementis.com>
cc
bcc
Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:9692S
Elementis PLC
14 March 2007

Elementis PLC
14 March 2007

Elementis plc ("the Company")

The Company announces that it was notified on 14 March 2007 under Section 198 of the Companies Act 1985 that as at 14 March 2007 Silchester International Investors Limited was interested in 13,513,312 Ordinary Shares of 5p each in the Company. These holdings represent 3.06% of the issued Ordinary Share capital of the Company as at 14 March 2007.

Kathryn Silverwood
Company Secretary
14 March 2007

END
HOLILFSEVVISLID

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

03/14/07 03:49 AM

To "eleanor.besserman@eleme..." <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:9167S
Elementis PLC
14 March 2007

Elementis PLC
14 March 2007

Elementis plc ("the Company")

The Company announces that it was notified on 13 March 2007 under Section 198 of the Companies Act 1985 that as at 8 March 2007 Barclays plc was interested in 24,417,874 Ordinary Shares of 5p each in the Company. These holdings represent 5.52% of the issued Ordinary Share capital of the Company as at 13 March 2007.

Kathryn Silverwood
Company Secretary
14 March 2007

END
HOLIIFSTVDISLID

END